Exhibit I

Capital Clean Energy Carriers Corp. Announces Annual Meeting of Shareholders

ATHENS, GREECE, October 22, 2024 – The Board of Directors of Capital Clean Energy Carriers Corp. (NASDAQ: CCEC) (the “Corporation”) has called an annual meeting of the shareholders to be held at the Corporation’s headquarters in Greece on December 5, 2024 at 11:30 am local time (the “Annual Meeting”). Shareholders of record at the close of business on November 4, 2024 are entitled to receive notice of, and to vote at, the Annual Meeting, or any adjournments or postponements thereof. A cover letter, formal notice of the Annual Meeting, the Corporation’s proxy statement and the accompanying Annual Report on Form 20-F are being sent to shareholders of the Corporation. Electronic copies of the materials are accessible on the Corporation’s website at http://ir.capitalcleanenergycarriers.com/. Following receipt of a proxy card shareholders may vote their common shares by accessing www.proxyvote.com.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on the energy transition. The Corporation’s in-the-water fleet includes 20 high specification vessels, including 12 latest generation LNG carriers (“LNG/Cs”) and eight legacy Neo-Panamax container vessels. In addition, the Corporation’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy liquid CO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027. The Corporation has agreed to sell five Neo-Panamax container vessels by the first quarter of 2025.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com